Northern Lights Fund Trust IV	Northern Lights Distributors, LLC
4221 North 203rd Street, Suite 100	4221 North 203rd Street, Suite 100
Elkhorn, NE 68022	Elkhorn, NE 68022
(402) 895-1600	(402) 493-1731

VIA ELECTRONIC TRANSMISSION

August 13, 2020

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto Zapata, Esq.

Re:	Request for Acceleration of Northern Lights Fund Trust IV Registration Statement on Form N-1A, Post-Effective Amendment No. 182, File Nos. 333-204808 and 811-23066

Dear Ladies and Gentlemen:

Northern Lights Fund Trust IV (the “Registrant”) and Northern Lights Distributors, LLC (the principal underwriter/distributor) for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Post-Effective Amendment No. 182 (the “Amendment”) to the Registrant's registration statement on Form N-1A be accelerated to August 18, 2020, or, in the alternative, acceleration to the earliest possible time after the date requested. The purpose of the Amendment is solely to add separate performance disclosures of similarly managed accounts in the statutory prospectus and to make other updating revisions as outlined in the letter to Alberto Zapata from Philip Sineneng, the Registrant’s counsel, dated August 6, 2020.

If you have any questions concerning this request, please contact Registrant’s counsel Bibb Strench at (202) 302-3366 or Philip Sineneng at (614) 469-3217.

Sincerely,

/s/Jennifer Farrell	/s/William J. Strait
Northern Lights Fund Trust IV	Northern Lights Distributors, LLC
By: Jennifer Farrell	By: William J. Strait
Secretary	President